UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 23 August 2019, London UK

GSK announces positive headline results from the pivotal DREAMM-2 study for multiple myeloma
Belantamab mafodotin (GSK2857916) on track for regulatory submission by the end of 2019

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced positive headline results from the pivotal DREAMM-2 open-label, randomised study of two doses of belantamab mafodotin (GSK2857916).

The 196 patients in the trial had relapsed multiple myeloma, were refractory to an immunomodulatory drug, a proteasome inhibitor, and to treatment with an anti-CD38 antibody. The two-arm study met its primary objective and demonstrated a clinically meaningful overall response rate with belantamab mafodotin in the patient population. The safety and tolerability profile was consistent with that observed in DREAMM-1, the first time in human study of belantamab mafodotin.

Dr Hal Barron, Chief Scientific Officer and President R&D, GSK said: "I am pleased with the results of the DREAMM-2 study and excited about what these data could mean for patients with multiple myeloma who have exhausted other lines of treatment.  We are on track to file belantamab mafodotin later this year and continue to investigate how it could help even more patients with this disease."

Data from the DREAMM-2 study will be the basis for regulatory filings starting later this year.

Multiple myeloma is the second most common blood cancer and is generally considered treatable, but not curable[i]. Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.

Safety and efficacy results from the DREAMM-2 study will be submitted for presentation at an upcoming scientific meeting. Additional ongoing studies are testing the effect of belantamab mafodotin as third-line monotherapy in relapsed/refractory multiple myeloma and as a combination treatment in the first and second line setting as part of the broader DREAMM clinical development programme.

About B-cell maturation antigen (BCMA)
The normal function of BCMA is to promote plasma cell survival by transduction of signals from two known ligands, BAFF (B-cell activating factor) and APRIL (a proliferation-inducing ligand). This pathway has been shown to be important for myeloma cell growth and survival. BCMA expression is limited to B cells at later stages of development. BCMA is expressed at varying levels in myeloma patients and BCMA membrane expression is universally detected in myeloma cell lines[ii].

About the DREAMM clinical trial programme for belantamab mafodotin (GSK2857916)
Belantamab mafodotin is an immuno-conjugate comprising a humanised anti-B cell maturation antigen (BCMA) monoclonal antibody conjugated to the cytotoxic agent auristatin F via non-cleavable linker. The drug linker technology is licensed from Seattle Genetics; monoclonal antibody is produced using technology licensed from BioWa.

Belantamab mafodotin is currently being investigated in patients with multiple myeloma.

Trial Name	GSK ID/NCT ID	Status	Design
DREAMM-1	117159/ NCT02064387	Active, not recruiting
A Phase I Open-label Study to Investigate the Safety, Pharmacokinetics, Pharmacodynamics, Immunogenicity and Clinical Activity of Belantamab Mafodotin (GSK285791) in Subjects with Relapsed/Refractory Multiple Myeloma and Other Advanced Hematologic Malignancies Expressing BCMA

DREAMM-2	205678/NCT03525678	Active, not recruiting
A Study to Investigate the Efficacy and Safety of Two Doses of Belantamab Mafodotin (GSK2857916) in Subjects with Relapsed/Refractory Multiple Myeloma Who are Refractory to a Proteasome Inhibitor and an Immunomodulatory Agent and Have Failed Prior Treatment with an Anti-CD38 Antibody

DREAMM-3	207495	Planned
A Phase III Open-Label, Randomized Study to Evaluate the Efficacy and Safety of Belantamab Mafodotin (GSK2857916) Compared to Pomalidomide plus low-dose Dexamethasone (Pom/Dex) in Participants with Relapsed/Refractory Multiple Myeloma

DREAMM-4	205207/NCT03848845	Recruiting
A Phase I/II Single Arm Open-Label Study to Explore Safety and Clinical Activity of Belantamab Mafodotin (GSK2857916) Administered in Combination with Pembrolizumab in Subjects with Relapsed/Refractory Multiple Myeloma

DREAMM-5	208887	Planned	A Phase I/II, Randomized, Open-label Platform Study of Belantamab Mafodotin (GSK2857916) with Innovative Combination Anti-Cancer Treatments in Participants with Relapsed/Refractory Multiple Myeloma
DREAMM-6	207497/NCT03544281	Recruiting
A Phase I/II Randomized Study to Evaluate Safety, Tolerability and Clinical Activity of Belantamab Mafodotin (GSK2857916) Administered in Combination with Lenalidomide plus Dexamethasone (Arm A), or in Combination with Bortezomib plus Dexamethasone (Arm B) in Subjects with Relapsed/Refractory Multiple Myeloma

DREAMM-7	207503	Planned
A Phase III Study of Belantamab Mafodotin (GSK2857916) Administered in Combination with Bortezomib plus Dexamethasone versus Daratumumab, Bortezomib, and Dexamethasone in participants with relapsed/refractory multiple myeloma

DREAMM-8	207499	Planned
A Phase III, Multicentre, Open-Label, Randomized Study to Evaluate the Efficacy and Safety of Belantamab Mafodotin (GSK2857916) in Combination with Pomalidomide plus Low-Dose Dexamethasone (BPd) versus Pomalidomide plus Bortezomib and Low-Dose Dexamethasone (PVd) in Participants with Relapsed/Refractory Multiple Myeloma

DREAMM-9	209664	Planned
A Phase III Study of Belantamab Mafodotin (GSK2857916) Administered in Combination with Bortezomib plus Lenalidomide and Low-Dose Dexamethasone (VRd) vs. VRd in Participants with Newly Diagnosed Multiple Myeloma who are Ineligible for Transplant

DREAMM-10	207500	Planned	A Phase III Study of Belantamab Mafodotin (GSK2857916) Administered in Combination with a Novel Agent versus SoC
ISS / GSK Co-Sponsored Study	209418	Recruiting
A Phase I/II Dose-escalation and Dose-expansion Study of Belantamab Mafodotin (GSK2857916)Administered in Combination with Pomalidomide plus Low-dose Dexamethasone in Patients with Relapsed/Refractory Multiple Myeloma Who Have Received Two or More Prior Lines of Therapy That Must Have Included Lenalidomide and a Proteasome Inhibitor

Belantamab mafodotin is not currently approved for use anywhere in the world.

GSK in Oncology
GSK is focused on maximizing patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, cell therapy, cancer epigenetics and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, antibody drug conjugates and cells, either alone or in combination.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

[i] https://www.cancer.net/cancer-types/multiple-myeloma/statistics Last accessed August 2019.
[ii] Robert O. Carpenter, Moses O. Evbuomwan, [...], and James N. Kochenderfer. B-cell Maturation Antigen is a Promising Target for Adoptive T-cell Therapy of Multiple Myeloma. Clin Can Res

GSK enquiries:
UK Media enquiries:	Simon Moore	+44 (0) 208 047 0907	(London)

US Media enquiries:	Kristen Neese	+1 (804) 217-8147	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 2406	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
Cautionary statements regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in the company's Annual Report on Form 20-F for 2018.

Registered in England & Wales:
No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: August 23, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc